ZEN Graphene Solutions Submits Information to Health Canada
and Provides Corporate Update

Guelph, ON - April 13, 2021, ZEN Graphene Solutions Ltd. ("ZEN" or the "Company") (TSX-V:ZEN and OTC:ZENYF), a Canadian, next-gen nanomaterials technology company, is pleased to provide an update on the following:

• Health Canada (HC) Submission - Additional information requested by Health Canada following the April 2 advisory has been submitted by ZEN and Trebor RX Corp (Trebor)

• Branding - Trademark application has been submitted and ZEN will begin branding and marketing of its proprietary antimicrobial graphene-based coating under the brand name 'ZENGuard'tm

• Safety Testing - Final results received from Nucro-Technics on skin irritation and sensitivity confirmed ZENGuardtm did not lead to any irritation or sensitivity

• ZENGuardtm Production - ZEN remains committed to previously disclosed timeline and capacity estimates; Senior Chemical Engineer hired as Plant Manager overseeing capacity ramp-up and ongoing ZENGuardtm production

• Financing -ZEN's completed non-brokered private placement; current liquidity of approximately $5.3 million

• Grant of Stock Options - 100,000 options issued to employees and consultants at an exercise price of $1.76 per share

Greg Fenton, ZEN CEO commented: "ZEN and Trebor have submitted the additional information requested by Health Canada and are fully committed to working diligently and collaboratively to ensure ZENGuardtm enhanced personal protective equipment (PPE) can make its way to those who need it most as quickly as possible. Part of this submission was our most recent results from Nucro-Technics, which were not a requirement under ASTM requirements to bring ZENGuard enhanced PPE to market, but something we proactively undertook to provide additional confidence to those using our technology, demonstrating our unwavering commitment to safety and third-party validation.'

"The need for safe, innovative technologies to provide additional protection from airborne pathogens is undeniable - and we are fully committed to our ZENGuardtm production plans to ensure we can deliver for those most at risk." added Mr. Fenton.

Health Canada Submission

ZEN and Trebor are aligned with HC's steps to protect the public from substandard products, are highly confident in the safety and efficacy of ZENGuardtm-enhanced PPE and will continue to work collaboratively with HC to further reinforce and validate its safety profile. We expect the current review to be concluded in an expedited manner.

Safety Testing

Testing was conducted by Nucro-Technics - a fully accredited Contract Research Organization that is a partner to numerous companies worldwide and inspected by and in compliance with the US Food and Drug Administration and Health Canada. Trebor surgical masks treated with ZENGuardtm were tested in accordance with ISO 10993 - Biological Evaluation of Medical Devices - Part 10: Tests for Irritation and Skin Sensitization. After being applied for a 72-hour period, no irritation or sensitization findings were noted.

ZENGuardtm Production

ZEN is committed to its previously stated goal of ramping up ZENGuardtm production capacity to the equivalent of 32 million masks by the end of June and 800 million by November, 2021. In order to facilitate this ramp-up and ongoing operations, the company has hired a Plant Manager that will be based in Guelph and report to James Jordan, VP Operations.

Grant of Stock Options

The company has granted stock options to employees and consultants that are exercisable for an aggregate of 100,000 common shares at an exercise price of $1.76 per common share, the closing share price on April 12 when approval was granted. Employees were granted 50,000 options with a three-year term that will vest one-third on the date of grant, one-third after six months of the date of grant and one-third after 12 months of the date of grant. The remaining 50,000 were issued to consultants and will have a two-year term and vest after four months.

About ZEN Graphene Solutions Ltd.

ZEN is a next-gen nanomaterials technology company developing graphenebased technologies that help protect people and the environment. ZEN is currently focused on commercializing ZENGuard, a patent pendinggraphene-based coating with 99% antimicrobial activity, including against COVID-19, and the potential to use similar graphene compounds as pharmaceutical products against infectious diseases. The company has a significant R&D pipeline with an interest in monomers, polymers, metal alloys, corrosion coatings, biosensors along with the production of graphene oxide and graphene quantum dots. Additionally, the company owns the unique Albany Graphite Project which provides the company with a potential competitive advantage in the graphene market. Labs in Japan, UK, Israel, USA, and Canada have independently demonstrated that ZEN’s Albany PureTM Graphite is an ideal precursor material that easily converts (exfoliates) to graphene, using a variety of mechanical, chemical, and electrochemical methods.

For further information:

Greg Fenton, Chief Executive Officer

Tel: 1(437) 220-8140

Email: Gfenton@zengraphene.com

To find out more about ZEN Graphene Solutions Ltd., please visit our website at www.ZENGraphene.com. A copy of this news release and all material documents in respect of the Company may be obtained on ZEN's SEDAR profile at www.sedar.ca.

Forward-Looking Statements

This news release contains forward-looking statements. Since forward- looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although ZEN believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. ZEN disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.